# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MACH NATURAL RESOURCES LP, CIK 0001980088
CUSIP: 55445L100
Title of class of securities: COMMON UNITS
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000949615

## Reporting persons
- KAYNE ANDERSON CAPITAL ADVISORS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 19,187,581; shared voting power 0; sole dispositive power 19,187,581; shared dispositive power 0; aggregate amount beneficially owned 19,187,581 (11.41% of the class)

## Item 1. Issuer
Name of issuer: MACH NATURAL RESOURCES LP
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma, 73134

## Item 2. Person Filing
Name of person filing: Kayne Anderson Capital Advisors, L.P.
Address of principal business office or, if none, residence:
2121 Avenue of the Stars, Ninth Floor
Los Angeles, CA 90067
Citizenship: Kayne Anderson Capital Advisors, L.P. is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Kayne Anderson Capital Advisors, L.P. Managed Accounts 19,187,581
Percent of class: 11.41%
Sole power to vote or to direct the vote: 19,187,581
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,187,581
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KAYNE ANDERSON CAPITAL ADVISORS LP: /s/ MICHAEL O NEIL, Michael O Neil, Chief Compliance Officer (09/22/2025)